Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended March 31,
	2018		2017

Earnings
Income before income from unconsolidated joint venture and income tax expense	$62,545		$19,011
Add:
Fixed charges	35,872		15,804
Noncontrolling interests	(10)		32
Earnings, as adjusted	$98,407		$34,847

Fixed charges
Interest expensed and capitalized	$33,337		$14,197
Non-cash interest expense	2,481		1,591
Estimate of interest within rental expense	54		16
Fixed charges, as adjusted	35,872		15,804
Preferred stock dividends	2,561		2,561
Combined fixed charges and preferred stock dividends	$38,433		$18,365

Ratio of earnings to fixed charges	2.74	x	2.20	x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.56	x	1.90	x